PO Box 4333

Houston, TX 77210-4333

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

713.626.1919

www.invesco.com/us

April 14, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
CIK No. 0000909466
N-CSR Filing for Invesco Oppenheimer Rochester® Limited Term New York Municipal
Fund and Invesco Oppenheimer Rochester® Municipals Fund

Ladies and Gentlemen:

This correspondence letter is being submitted on behalf of Invesco Oppenheimer Rochester® Limited Term New York Municipal Fund and Invesco Oppenheimer Rochester® Municipals Fund, each a series portfolio of AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds). The purpose of this letter is to correct the period date referenced in the EDGAR filing. It was inadvertently entered as of September 30, 2019 (9.30.19) instead of December 31, 2019 (12.31.19). Please have the EDGAR system updated to reflect the period date of December 31, 2019 (12.31.19) for this particular N-CSR filing.

Our apologies for any confusion this error may have caused.

Please contact me at (713) 214-4354 if you have any questions regarding the purpose of this correspondence filing.

Very truly yours,

/S/ Sheri Morris

Sheri Morris

President, Treasurer and Principal Executive Officer

cc: Christina Fettig